MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

1.1	Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the consolidated September 30, 2007 financials and the audited consolidated financial statements of Great Basin Gold Ltd. ("Great Basin", or the "Company") for the year ended December 31, 2006 which are prepared in accordance with Canadian generally accepted accounting principles and are available through the internet on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of November 9, 2007.

This discussion includes certain statements that may be deemed "forward-looking statements" and information. These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward-looking statements and information. Although the Company believes the expectations expressed in such forward-looking statements and information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements and information. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, drilling and development results, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the term ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize themInvestors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2	Overview

Great Basin Gold Limited ("Great Basin" or the "Company") is a mineral exploration company that is currently focused on two advanced stage projects: Hollister Development Block (“HDB”) Project, that covers about 5% of the Hollister Property on the Carlin Trend in Nevada, USA and the Burnstone Gold Project in the Witwatersrand goldfields in South Africa.

Western Copper Corp., through its subsidiary CRS Copper Resources Inc., exercised the option to acquire the Company’s 100% working interest in the Casino property in Yukon, Canada. On August 17, 2007 CRS Copper Resources Inc. exercised the option and settled the amount of $1 million in cash.

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

The main activities by the Company in the nine months ended September 30, 2007 were:

  Completion of the purchase of the earn-in interest of Hecla Mining Company in the Hollister Development Block Project for US$60 million;

  Completion of a financing that raised a gross amount of $150 million for the Company, to purchase Hecla’s earn-in interest on the Hollister Development Block and the funding of continued exploration and development at the HDB ;

  Ongoing drilling at Hollister with continued excellent results and the updating of mineral resources;

  Completion of the Hollister Feasibility Study. Results of the study indicate robust returns for a 400 ton per day underground operation and a 6 year mine life. Ongoing drilling at Hollister continues to return excellent results, indicating the potential to increase both the production rate and life of mine of the project.

  Completion of the transition of services and management from Hecla to the company at the Hollister Development Block Project

  Continuation of the development of the Hollister Project, making progress with permits and completing 348 ft (106 m) development in the quarter (project to date: 3,247 ft (990 m)).

  Completion of the appointment of senior management at both Hollister and Burnstone operations.

  Announcement of an increase in mineral resources at Burnstone.

  Revised the May 2006 Burnstone Feasibility Study and the subsequent announcement of its optimized results, which recommended a 19% increase in annual average production to 254,000 ounces per annum.

  Completion of 3,780 ft (1,152 m) of the underground decline at Burnstone in South Africa (total metres achieved, including all secondary development, is 4,895 ft (1,492 m).

  The Department of Minerals and Energy (“DME”) acknowledged receipt of the application for a mining right by its wholly owned subsidiary Southgold Exploration (Pty) Ltd (“Southgold”) for the Burnstone Project, the processing thereof is underway

1.2.1	Hollister Property, Nevada, USA

The Hollister Property is located in the northeastern part of the Carlin Trend, approximately 80 km (50 mi) from Elko, Nevada. Great Basin’s exploration efforts at Hollister from 1997-2001 resulted in the discovery and delineation of several high-grade gold-silver vein systems on the HDB. The main vein systems are called the Clementine, Gwenivere and South Gwenivere.

Purchase of Hecla Interest in the HDB

Pursuant to Earn-In and Joint Operating Agreements entered into in August 2002 between Great Basin and Hecla Mining Company, Hecla could vest in a 50% working interest in the HDB, subject to a purchase price royalty in favor of Great Basin, provided Hecla funded a US$21.8 million, two-stage, advanced exploration and development program (or otherwise achieved commercial production) and

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

issued 4 million share purchase warrants of Hecla to Great Basin (of which 2 million were issued). Great Basin was to issue 2 million share purchase warrants to Hecla of which 1 million were issued.

On February 21, 2007, the Company announced that it would purchase Hecla’s interest in the HDB which was held by Hecla’s subsidiary, Hecla Ventures Corporation (HVC), for a total consideration of US$60 million comprising US$45 million in cash and US$15 million in Great Basin common shares (approximately 7.94 million shares). Great Basin conducted a public offering of its shares to finance the purchase, fund ongoing exploration programs and provide working capital. The financing closed and the HVC transaction was completed on April 19, 2007.

The appointment of the Senior Management Team has been completed and the continued development of the project is progressing well. Hollister obtained a permit for a second decline and an escape raise. The escape raise will serve as a second outlet and is a prerequisite for the commission of stoping. Underground development and the blasting of the escape raise will commence shortly.

May 2007 Resource Estimate Hollister Development Block

A first phase 55,000ft (16,750 m) underground drilling program was completed over the twelve months ending February 2007. The program intersected high grade gold and silver values over expected widths. Several new veins were also discovered.

Drilling was done at 100 ft (30 m) spacing. A resource estimate was announced in May 2007, as tabulated below:

RESOURCE CATEGORY	Cut-Off Au oz/ton	TONS	TONNES	GRADE Au oz/ton	GRADE Au g/t	OUNCES Au	GRADE Ag oz/ton	GRADE Ag g/t	OUNCES Ag	Ounces Au Equivalent
MEASURED	0.25	560,000	508,000	1.04	35.77	584,000	6.09	208.91	3,413,000	646,000
	0.35	448,000	406,000	1.23	42.20	551,000	6.98	239.27	3,124,000	608,000
INDICATED	0.25	343,000	311,000	1.00	34.45	344,000	5.09	174.58	1,744,000	376,000
	0.35	280,000	254,000	1.16	39.87	326,000	5.78	198.13	1,618,000	355,000
MEASURED & INDICATED	0.25	903,000	819,000	1.03	35.32	929,000	5.71	195.77	5,157,000	1,022,000
	0.35	728,000	660,000	1.20	41.30	877,000	6.52	223.54	4,742,000	962,000
INFERRED	0.25	805,000	731,000	1.08	37.13	872,000	3.94	134.92	3,169,000	930,000
	0.35	627,000	569,000	1.31	44.85	820,000	4.32	148.11	2,707,000	869,000

Notes:	(1)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
	(2)	Gold equivalent in table above was calculated by using the following metal prices: US$550/oz Au and US$10/oz Ag.
		No metal recoveries have been applied.
	(3)	Highlighted cut-off 0.25 oz/ton was used in a 2006 preliminary assessment. Final cut-off and recoveries are subject to feasibility study.

The mineral resources were estimated by combination of kriging and inverse distance by G.J. van der Heever, Pr.Sci.Nat., of Geologix Mineral Resource Consultants (Pty) Ltd., an independent Qualified Person. A National Instrument 43-101 technical report has been filed on www.sedar.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

Bulk Sampling

Drifting on the veins continues. The material is extracted and stockpiled on surface. A 5,000-ton, bulk sample was trucked to a facility owned by Newmont Mining Company in April 2007 for test milling. Good recoveries were obtained and 2,090 oz of gold and 24,050 oz of silver (2,527 oz gold equivalent1) were recovered.

An additional 3,100-ton bulk sample was trucked to Jerritt Canyon process facility for milling and gold recovery in September 2007. The sample had a head grade of 0.708 oz (24.28 g/t) of gold per ton and 6 oz (205.72 g/t) of silver per ton, delivering 1,976 oz of gold and 14,835 oz of silver, or a total of 2,246 equivalent gold ounces.1

Hollister Feasibility Study

On July 12, 2007, the results of a feasibility study were announced for a 400 ore tons per day underground operation, mining the high-grade gold-silver mineralization from the Gwenivere, Clementine and South Gwenivere vein systems and trucking it to an off-site toll milling facility.

Using, a gold price of US$550/oz and a silver price of US$10.00/oz, the pre-tax results from the study indicate a very robust 105.6% internal rate of return and net present value of US$122.9 million (5% discount rate). The key parameters and results are summarized in the table below:

Proven and probable reserves At 0.28 oz/ton cut-off	868,500 tons grading 1.01 oz/ton gold and 4.3 oz/ton silver
Production Rate	400 ore tons/day
Recoveries	90% gold 80% silver
Average Annual Production	150,000 oz gold equivalent[1]
Life of Mine Production (recovered)	834,000 oz gold 3,663,000 oz silver
Start up Capital Cost	$52 million
Operating Costs Mining Toll milling Trucking General & Administration	$175/ton $42/ton $29/ton $28/ton
Cash Cost	$214/equivalent oz1
Total Cost	$282/equivalent oz1
Life of Mine	6 years
Payback	1.5 years
Internal Rate of Return	105.6%
Net Present Value (5% discount rate)	$122.9 million
[1] Gold equivalent is calculated using the above gold and silver prices and the formula:
Au-eq oz = Au oz + (Ag oz x Ag price/Au price)

________________________________________
1 Gold equivalent is based on metal prices of US$550/oz for gold and US$10/oz for silver and recoveries of 90% for gold and 80% for silver.

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

At a gold price of US$650 the NPV of the project at a 5% discount rate increases to $185 million and the IRR to 155%.

The feasibility study was completed by consultants under the supervision of Johan Oelofse, P.Eng., and Chief Operating Officer of Great Basin Gold and reviewed by Associated Geoscience Ltd (AG). The independent qualified person for the National Instrument 43-101 is Peter Cain, Ph.D, P. Eng of AG. Additional details can be found in the Company’s news release of that date or in the technical report for the study was filed on www.sedar.com.

All information contained in this management discussion relating to the contents of the Feasibility Study, including but not limited to statements of the Hollister project's potential and information such as capital and operating costs, production summary, and financial analysis, are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The Feasibility Study was prepared to quantify the Hollister project's capital and operating cost parameters and to determine the project's likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.
The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Hollister project. The mineralized material at the Hollister project is currently classified as a measured and indicated resources, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Hollister project's mineralization is yet considered to be a reserve under US mining standards as all necessary mining permits would be required in order to classify the project's mineralized material as an economically exploitable reserve. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods assumed in the Feasibility Study, construction and operation of the mine depend on securing environmental and other permits on a timely basis. Authorization has been received for bulk sampling. Additional permits have yet to be applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, the actual amounts could be materially different from those contained in the Feasibility Study. The proposed operation would rely on third party toll treating and ore purchasing agreements for metal recoveries. There can be no assurance that the infrastructure facilities can be accessed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Feasibility Study assumes specified, long-term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the Feasibility Study. Prices for gold have been below the price ranges assumed in Feasibility Study at times during the past ten years, and for extended periods of time. The project may require additional financing, probably a combination of debt and equity financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

Underground Drilling

A second phase underground drilling program began in March 2007. To the end of this third quarter, approximately 33,800 ft (10,300 m) was drilled of the proposed 40,000 ft (12,190 m) program.

The Phase one drilling tested to an average depth of only 500 ft (150 m) below the upper contact of the Ordovician host rocks of the veins systems. Drilling of the Phase one (resource in-fill drilling) planned drill holes is not yet complete. Drilling in phase two (resources expansion) has intersected mineralization at an approximate depth of 920 ft (280 m) below the contact. This is being followed up with more drilling at depth. In addition, the current drilling is testing parallel veins and lateral extensions to the known vein systems. Resources expansion drill planning is ongoing.

Drilling underground was shut down toward the end of August due to the inability to remove the amount of water being introduced into the workings by the drill holes. The water treatment system was not able to keep up to the volumes pumped out of the development. Drilling re-commenced at the end of October 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

Vein System	Drill Hole ID	Significant Intercepts
		Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To	From	To			Au (oz/t)	Au (g/t)	Ag (oz/t)	Ag (g/t)
Clementine	HDB-140	134.9 148.0 295.4	137.9 158.0 305.3	295.4 296.8	296.8 305.3	3.0 10.0 9.9 0.0 8.5	2.6 8.5 8.4 1.2 7.2	0.54 0.32 0.23 1.59 0.01	18.6 11.0 8.0 54.6 0.3	2.69 1.52 1.10 6.63 0.18	92.4 52.0 37.6 227.1 6.3
Clementine	HDB-141	35.5 62.0 121.9 151.2 208.4 255.6	36.5 63.0 123.9 153.0 209.9 257.7			1.0 1.0 2.0 1.8 1.5 2.1	0.4 0.9 1.6 1.6 1.3 1.6	0.13 0.37 0.18 1.18 0.16 1.67	4.5 12.6 6.3 40.5 5.3 57.3	0.36 1.52 0.47 0.80 2.38 15.53	12.3 52.1 16.0 27.3 81.6 532.3
Clementine	HDB-142	124.0 244.9	127.6 248.0			3.6 3.1	2.9 2.9	0.12 0.52	4.2 17.8	0.28 1.42	9.5 48.6
Clementine	HDB-143	No significant vein intercepts
Clementine	HDB-144	24.9 377.7	26.1 379.5			1.2 1.8	0.8 1.3	0.32 0.16	10.9 5.5	0.96 0.98	32.8 33.6
Clementine	HDB-145	159.6 212.0 267.9	165.0 216.7 268.8	159.6 161.8 212.0 214.9	161.8 165.0 214.9 216.7	5.4 2.2 3.2 4.7 2.9 1.8 0.9	4.8 1.9 2.8 4.1 2.6 1.6 0.8	0.14 0.22 0.09 0.14 0.20 0.03 0.22	4.9 7.5 3.1 4.6 6.8 1.1 7.4	0.07 0.03 0.10 0.06 0.00 0.16 0.53	2.5 1.0 3.5 2.1 0.1 5.3 18.1
Clementine	HDB-146	21.0 223.5	21.7 224.8			0.7 1.3	0.7 1.3	0.03 0.07	1.0 2.5	0.93 0.61	32.0 20.9
Clementine	HDB-147	19.1 134.2 229.8	19.7 135.5 232.6			0.6 1.3 2.8	0.6 1.3 2.7	0.48 0.22 0.38	16.4 7.4 13.1	3.86 0.97 5.42	132.2 33.2 185.7
Clementine	HDB-148	225.7 263.2	241.0 267.0	225.7 231.0 235.4 236.4 263.2 264.6	231.0 235.4 236.4 241.0 264.6 267.0	15.3 5.3 4.4 1.0 4.6 3.8 1.4 2.4	12.8 4.4 3.7 0.8 3.9 3.2 1.2 2.0	0.02 0.02 0.01 0.04 0.01 0.42 0.22 0.54	0.6 0.6 0.4 1.2 0.5 14.5 7.4 18.7	0.59 0.31 0.44 4.11 0.29 7.08 0.70 10.81	20.3 10.7 15.2 140.8 9.9 242.8 23.9 370.5
Clementine	HDB-149	32.0	32.5			0.5	0.3	0.06	1.9	2.86	98.1
Clementine	HDB-149A	33.6 358.6 365.8 371.2	35.3 361.2 367.4 372.4			1.7 2.6 1.6 1.2	1.1 1.7 1.0 0.8	0.11 0.11 0.18 0.09	3.9 3.7 6.1 3.0	1.44 1.05 0.00 1.24	49.3 36.2 0.0 42.6
Clementine	HDB-150	40.8 464.9	41.7 469.6			0.9 4.7	0.5 2.4	0.03 0.31	1.1 10.5	1.93 3.39	66.0 116.3

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

Vein System	Drill Hole ID	Significant Intercepts
		Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To	From	To			Au (oz/t)	Au (g/t)	Ag (oz/t)	Ag (g/t)
				464.9 467.0	467.0 469.6	2.1 2.6	1.1 1.3	0.07 0.50	2.5 17.0	1.88 4.61	64.4 158.1
Clementine	HDB-151	218.2 252.0	219.4 253.5			1.2 1.5	1.0 1.2	1.96 3.56	67.1 121.9	4.37 10.27	149.7 352.2
Clementine	HDB-152	145.0	150.0	145.0	146.1	5.0 1.1	4.7 1.0	0.05 0.20	1.6 6.9	0.66 2.58	22.7 88.5
				146.1	150.0	3.9	3.7	0.00	0.1	0.12	4.1
Clementine	HDB-153	No significant vein intercepts
Clementine	HDB-154	248.0	258.0	248.0 250.7	250.7 258.0	10.0 2.7 7.3	8.7 2.3 6.3	0.21 0.77 0.01	7.3 26.3 0.3	0.00 0.00 0.01	0.2 0.0 0.2
Clementine	HDB-155	No significant vein intercepts
Gwenivere	HDB-156	No significant vein intercepts
Gwenivere	HDB-157	199.6	202.9			3.3	3.0	0.98	33.4	4.43	152.1
Gwenivere	HDB-158	192.8 267.0 301.0 326.3	198.2 273.4 309.6 327.3	192.8 195.8 267.0 272.8 301.0 307.6	195.8 198.2 272.8 273.4 307.6 309.6	5.4 3.0 2.4 6.4 5.8 0.6 8.6 6.6 2.0 1.0	5.4 3.0 2.4 6.4 5.8 0.6 8.6 6.6 2.0 1.0	1.26 1.99 0.35 2.44 0.05 25.55 1.21 0.16 4.68 0.30	43.1 68.2 11.9 83.7 1.8 876.0 41.6 5.6 160.4 10.1	25.08 44.40 0.93 1.60 0.70 10.24 0.72 0.00 3.11 0.00	859.8 1,522.2 31.9 54.8 24.1 351.0 24.8 0.0 106.5 0.0
Gwenivere	HDB159	190.1 317.0	190.3 318.8			0.2 1.8	0.2 1.4	0.34 0.32	11.7 11.0	3.85 1.52	132.0 52.0
Gwenivere	HDB-160	No significant vein intercepts
Gwenivere	HDB-161	189.3	189.8			0.5	0.5	0.14	4.7	0.15	5.0
Gwenivere	HDB-162	378.5	380.9			2.4	2.3	0.25	8.6	0.21	7.3
Clementine	HDB-163	197.5 238.8 291.4	199.8 247.8 292.2	238.8 241.1 242.4 244.3 245.2	241.1 242.4 244.3 245.2 247.8	2.3 9.0 2.3 1.3 1.9 0.9 2.6 0.8	1.9 7.4 1.9 1.1 1.6 0.7 2.1 0.7	0.44 0.91 0.03 0.03 2.20 0.06 0.22 0.36	15.2 31.1 1.1 1.2 74.8 2.0 7.5 12.4	0.00 0.17 0.01 0.00 0.43 0.09 0.00 0.00	0.1 5.9 0.2 0.1 14.5 3.2 0.1 0.1
Clementine	HDB-164	No significant vein intercepts
Clementine	HDB-165	87.8 175.4 219.0	88.9 180.0 225.0	219.0 220.7	220.7 222.0	1.1 4.6 6.0 1.7 1.3	1.0 4.0 5.2 1.5 1.1	0.09 0.39 0.41 0.02 1.88	3.0 13.4 13.8 0.5 63.8	0.37 1.53 0.02 0.07 0.00	12.5 51.9 0.8 2.3 0.0

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

Vein System	Drill Hole ID	Significant Intercepts
		Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To	From	To			Au (oz/t)	Au (g/t)	Ag (oz/t)	Ag (g/t)
				222.0	225.0	3.0	2.6	0.02	0.7	0.04	1.5
Clementine	HDB-166	237.5	241.5	237.5 238.2	238.2 241.5	4.0 0.7 3.3	3.9 0.7 3.2	0.45 2.53 0.01	15.6 86.9 0.4	7.93 42.82 0.53	272.1 1,468.3 18.3
Clementine	HDB-167 to HDB-173 Results Pending
Clementine	HDB-167	132.0	133.3			1.3	1.2	0.11	3.9	0.00	0.0
		180.7 248.7 245.4 270.3	182.3 249.8 246.2 271.0			1.6 1.1 0.8 0.7	1.5 1.0 0.8 0.7	0.04 0.03 0.03 0.80	1.5 1.1 1.0 27.4	0.38 1.22 0.03 0.33	12.9 41.7 1.0 11.3
Clementine	HDB-168	249.9 263.1	252.8 264.8			2.9 1.7	2.4 1.4	0.23 1.24	8.0 42.4	1.59 6.73	54.3 230.8
Clementine	HDB-169	Results Pending
Gwenivere	HDB-170	161.2 176.3 259.8 267.3 299.7 366.0	161.8 179.1 260.3 268.4 300.3 366.6			0.6 2.8 0.5 1.1 0.6 0.6	0.6 2.8 0.5 1.1 0.6 0.6	0.23 0.47 0.28 1.60 0.27 0.52	7.7 16.2 9.6 55.0 9.4 17.9	3.33 2.12 1.82 0.28 0.00 0.39	114.1 72.6 62.5 9.6 0.0 13.4
Clementine	HDB-171	42.0 237.0	43.0 238.0			1.0 1.0	1.0 1.0	0.17 13.54	5.9 464.1	1.14 74.73	39.1 2,562.3
Clementine	HDB-172	262.0 376.8	263.0 380.4	376.8 379.3	379.3 380.4	1.0 3.6 2.5 1.1	0.9 3.3 2.3 1.0	0.75 0.46 0.01 0.76	25.8 15.8 0.3 26.1	4.98 0.55 0.23 1.30	170.8 19.0 7.8 44.6
Clementine	HDB-173A	33.4 331.4 464.5	34.3 336.0 465.5	331.4 334.0	334 336.0	0.9 4.6 2.6 2.0 1.0	0.7 3.4 1.9 1.5 0.7	0.66 0.73 1.27 0.04 0.78	22.5 24.9 43.5 1.4 26.6	1.25 1.60 2.74 0.14 0.45	43.0 54.7 94.1 4.9 15.4
Clementine	HDB-174	55.6	56.8			1.2	0.7	0.84	28.8	1.46	50.1
Clementine	HDB-175	27.2 67.4 79.0 175.2 205.0 230.4 240.0	28.0 67.8 85.0 176.2 210.5 234.4 244.0	79.0 80.1 205.0 206.6 240.0 242.4	80.1 85.0 206.6 210.5 242.4 244.0	0.8 0.4 6.0 1.1 4.9 1.0 5.5 1.6 3.9 4.0 4.0 2.4 1.6	0.8 0.4 6.0 1.1 4.9 1.0 5.5 1.6 3.9 4.0 4.0 2.4 1.6	1.31 2.20 0.11 0.31 0.06 0.18 0.10 0.07 0.11 2.95 9.22 0.08 22.92	44.9 75.4 3.8 10.7 2.2 6.2 3.4 2.4 3.8 101.2 316.0 2.8 785.7	6.16 1.93 0.40 1.92 0.06 0.77 1.78 0.15 2.46 1.57 140.41 26.72 310.94	211.4 66.0 13.8 65.7 2.1 26.4 61.2 5.0 84.3 53.8 4,814.0 916.0 10,661.1

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

Vein System	Drill Hole ID	Significant Intercepts
		Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Est. True Width(ft)	Analytical Results
		From	To	From	To			Au (oz/t)	Au (g/t)	Ag (oz/t)	Ag (g/t)
Clementine	HDB-176	No significant vein intercepts
Clementine	HDB-177	No significant vein intercepts
Gwenivere	HDB-178	24.8 215.0	25.6 216.4			0.8 1.4	0.8 1.4	0.14 0.18	4.7 6.2	0.32 0.02	11.0 0.6
Gwenivere	HDB-179	No significant vein intercepts
Clementine	HDB-181	54.2	54.8			0.6	0.4	0.11	3.4	30.13	1,033.1
		118.7	119.3			0.6	0.4	0.13	4.6	0.12	4.0
Gwenivere	HDB-182	219.7	222.3	219.7 220.3	220.3 222.3	2.6 0.6 2.0	2.4 0.5 1.8	1.11 2.31 0.78	38.2 79.2 26.8	2.60 1.78 2.83	89.2 61.1 97.0
Clementine	HDB-183	Results Pending
Clementine	HDB-184	Results Pending
Exploration	HDB-185	Results Pending
Exploration	HDB-186	Results Pending
Clementine	HDB-187	Results Pending
Gwenivere	HDB-188	Results Pending
Gwenivere	HDB-189	Results Pending
Gwenivere	HDB-190	Results Pending
Gwenivere	HDB-191	Results Pending
Gwenivere	HDB-192	Results Pending

Surface Drilling

To the end of this third quarter, 15 drill holes have been completed from surface comprising 23,904 ft (7,285 m). Twenty-eight drill holes, totaling 48,850 ft (14,890 m) are planned on the Hollister property. Of these, 11 holes, totaling 14,450 ft (4,400 m) are planned to test five targets within the Hollister Development Block and 17 holes, totaling 31,400 ft (9,570 m) are planned in four target areas outside the Hollister Development Block area. Assays are being awaited on a number of the drill holes. Drill hole planning will change as results are re-valued. The focus going forward will primarily be to test targets within the Hollister Development Block.

1.2.2	Burnstone Property, Mpumalanga Province, South Africa

The Burnstone Property is in the South Rand area of the Witwatersrand goldfields located approximately 60 mi (100 km) southeast of Johannesburg, near the town of Balfour. The property lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines.

Black Economic Empowerment

Great Basin Gold Ltd closed the Subscription and Acquisition Agreement on October 1, 2007 between Great Basin Gold and Tranter Gold (Proprietary) Limited (“Tranter Gold”), which had been entered into on August 8, 2007.

Tranter Burnstone (Proprietary) Limited (“Tranter Burnstone”), a subsidiary of Tranter Gold, subscribed for 812 new ordinary shares in Southgold Exploration (Proprietary) Limited (“Southgold”), a wholly-

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

owned subsidiary of Great Basin Gold, for a purchase consideration of $38 million (R260 million) in cash, which, following the issue and allotment of the new Southgold shares, constituted 26% of the entire issued share capital of Southgold. Following the implementation of the Southgold subscription, Great Basin Gold purchased the new Southgold shares from Tranter Burnstone in exchange for the issue by Great Basin Gold Ltd of 19,938,650 new common shares in Great Basin Gold to Tranter Burnstone. There is an agreed lock-up period of at least 3 years during which the shares cannot be traded.

The issue and allotment of the new Great Basin Gold shares, constitutes approximately 9.3% of the issued share capital of Great Basin Gold on a fully diluted basis. The purchase consideration paid by Tranter Burnstone is $38 million (R260 million) and the transaction also effectively settles the net smelter royalty that Gold Fields held over the Burnstone Project.

By concluding this transaction, Great Basin Gold complied with section 22 of the Mineral and Petroleum Resources Development Act, 2002, which enabled the company to submit its application for the Mining Rights over the Burnstone Project.

The Department of Minerals and Energy acknowledged receipt of the application for a mining right and the processing thereof is underway.

Underground Development

The positive results of a Feasibility Study on a portion of the property called Area 1 were announced in May 2006. The first of a two-stage development program began in July 2006 with the development of an access decline. Work is ongoing; to the end of this quarter approximately 2,720 ft (830 m) of the planned 7,590 ft (2,314 m) of decline development were completed. Once completed a bulk sampling of 27 million tons is planned. The phase one program is scheduled for completion in the second half of 2008.

Optimisation of Feasibility Study

Since the initial feasibility report filed in May 2006, additional surface exploration drilling and mine planning has taken place. Inclusion of Area 2 for consideration of mining, and expansion of Area 1 have increased the available ounces of gold that can be accessed for development and extraction at the Burnstone Project from 2.4 million ounces to 3.5 million ounces, an increase of 46%.

An Optimisation of the May 2006 Feasibility Study was completed in June 2007. Area 1 was reevaluated, the mine design was improved and proven technology incorporated. This mining region is planned to be accessed through a single decline for personnel and equipment with a vertical shaft with a depth of 1,625 ft (495 m) being used for the hoisting of ore and waste. The Area 2 will be accessed through a twin decline for personnel and equipment as well as the extraction of ore and waste. The two operations are in close proximity and will share surface infrastructure, systems and business services. Under the optimized scenario, the annual production rate is increased by 19% to 254,000 ounces.

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

The key results from the optimized study, based on a long term gold price of US$550/oz, an exchange rate of South African Rand (ZAR) 7.50 to the US Dollar (US$) and a discount rate of 5%, are summarized below:

Proven and probable reserves at a 4 g/t cut-off.	24.1 million tonnes @ 4.5 grams of gold per tonne or 3.5 million oz
Metallurgical Recovery	95%
Recovered Gold (LoM)	3.3 million oz
Average Annual Gold Recovery	254,000 oz during mill life
Pre-production period	4 years to end of 2009
Mill start-up (100,000 tonnes per month)	Jan 2010
Mill full production @ 175,000 tonnes	8.5 years to March 2020
per month
All-in capital and operating costs	US$355 per oz ZAR 82,917 per kilogram
Cash mine operating costs	US$283 per ounce ZAR 66,091 per kilogram
Capital Cost	US$238 million ZAR 1,787 million
Life of Mine	19 years including 4 years pre-production
IRR	23.5%
NPV (5%)	US$322 million
NPV (10%)	US$156 million
Payback	42/3 years after mill start-up

At a gold price of US$650 the NPV of the project at a 5% discount rate increases to US$519 million and the IRR to 31.97% .

The Technical Report on the Optimised Feasibility Study is based on a full review of the results of the components by Derek Rance, P.Eng., of Behre Dolbear & Company, who is an independent qualified person as defined by National Instrument 43-101. Individual components were completed by South African consulting firms:

  Geology and mineral resources were reviewed and updated for the Feasibility Study by HM Meadon, Pr.Sci.Nat., HM Exploration CC, and GJ van der Heever, Pr.Sci.Nat., GeoLogix Mineral Resource Consultants (Pty) Ltd.
  Mineral reserves, mine planning and design aspects were developed by Turgis Consulting (Pty) Ltd., under the supervision of Clive Brown, Pr.Eng.
  Mill process and plant design work was done by MDM Ferroman, and metallurgical testwork by Mintek Laboratories, all under the supervision of David Dodd, SAIMM, of MDM Ferroman.
  Environmental & permitting, tailings, water supply and infrastructure studies were conducted by Knight Piesold (Pty) Ltd. and other subcontractors, under the supervision of Joanna Goeller, Environmental Impact Assessment Practitioner and R.J. Scheurenberg, Pr.Eng.

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

All information contained in this discussion and analysis relating to the contents of the Optimised Feasibility Study, including but not limited to statements of the Burnstone project's potential and information such as capital and operating costs, production summary, and financial analysis and reserves, are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The Optimised Feasibility Study was prepared to quantify the Burnstone project's capital and operating cost parameters and to determine the project's likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Burnstone project. The mineralized material at the Burnstone project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Burnstone project’s mineralization is yet considered to be a reserve under US Securities and Exchange Commission standards as all necessary mining permits would be required in order to classify the project’s mineralized material as an economically exploitable reserve. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods assumed in the Optimised Feasibility Study, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. Authorization has been received for bulk sampling. Additional permits have yet to be applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, actual amounts could be materially different from those contained in the Optimised Feasibility Study. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Optimised Feasibility Study assumes specified, long-term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the Optimised Feasibility Study. Prices for gold have been below the price ranges assumed in Optimised Feasibility Study at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics of the Burnstone Project are sensitive to the US Dollar and South African Rand exchange rate and this rate has been subject to large fluctuations in the last several years.

Surface Drilling

Additional drilling is currently underway within and southwest of Area 1, in what is referred to as Area 4. The objective of this program is to expand the known resources and identify new areas of interest. Approximately 49,200 ft (15,000 m) are planned in drill holes at 1,970 ft (600 m) spacing in Area 4 alone, at an estimated cost of $2.4 million (ZAR15 million). The planned program has commenced and, during the third quarter, 16,100 ft (4,907 m) of the planned 49,200 ft (15,000 m) has been drilled in 4 drill holes.

1.2.3	Casino Property, Yukon, Canada

Western Copper Corp., through its subsidiary CRS Copper Resources Inc. exercised the option to acquire the Company’s 100% working interest in the Casino property in Yukon, Canada for the amount of $1 million on August 17, 2007. The full consideration of $1 million was received in cash on the date the option was exercised and the property transferred to CRS Copper Resources Inc. In the event that a decision is made to put the Casino Property into commercial production, the Western Copper Corp. will pay to Great Basin an additional $1 million.

1.2.4	Ganes Creek Property, Alaska, USA

Great Basin signed a Letter of Intent (“LOI”) on June 8, 2007, whereby the Company can earn an 80% interest in all hard rock mineral rights on the Ganes Creek Property in Alaska by expending a total of US$3 million in exploration expenditures over a period of 3 years. The Ganes Creek Property is held by Clark/Wiltz Mining (CWM), based in Talkeetna, Alaska, USA.

Pursuant to the LOI, a minimum of US$800,000 in exploration expenditures needs to be incurred in 2007;

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

an additional US$1 million in expenditures by the end of 2008; and a final US$1.2 million in expenditures by the end of 2009. The company can also increase its interest in the property at a production decision by purchasing the remaining 20% at fair market value should CWM not wish to participate in any development costs. CWM would retain a 2% Net Smelter Royalty of which 1% could be purchased by Great Basin for US$2 million.

The Ganes Creek Property is located in Alaska, 440 km northwest of Anchorage and 40 km northwest of McGrath. The property is situated in the Tintina Gold Belt, which hosts the 20 million ounce Donlin Creek Project, located some 110 km to the northeast and held by NovaGold Resources and Barrick Gold. The mineral rights held by CWM at Ganes Creek total 15,402 acres, comprising thirty-nine 40-acre state claims, seventy 160-acre state claims and fourteen federal patents, containing 90 patented claims with a total area of 2,628 acres.

The Ganes Creek Project occupies the western portion of a 19km long area of gold anomalies, hard rock prospects and placer deposits aligned along the Yankee-Ganes Creek fault zone. The Yankee-Ganes Creek fault is sub-parallel to the major transcurrent Nixon-Iditarod fault. Regional geologic mapping has identified the eastern Innoko district (including Ganes Creek Project) as the structurally offset, northern extension of the Donlin trend of deposits and gold prospects. The Donlin trend is truncated by the Iditarod fault zone some 80 miles (130 km) to the southwest of the Ganes Creek Property.

Historical work on the property has identified intrusive-related gold showings as well as high grade shear-and vein-associated gold occurrences. Numerous showings are proximal to the regional Yankee-Ganes Creek fault, close to the eastern boundary of the property. Unverified historical production at the Independence Mine in the same area was reported to be 500 ounces gold at an average grade of 1 ounce gold per ton.

During the 2007 field season and during this third quarter, approximately 9,711 linear meters of exploration trenches were built with a D-7 Caterpillar and an Ex-160 excavator starting on July 9th and ending on September 25th. These trenches were constructed primarily on existing roads, trails, and ridges. Towards the end of the season, definition trenches followed up on prospective areas located subsequent to initial exploration trenches.

Approximately 1,685 rock samples were taken from exploration trenches. Trenches constructed in September at Breccia Ridge and the Spaulding Spur road (~4,0303 ft (1228 m)) were not sampled due to time constraints and left open to be sampled in the 2008 field season.

A majority of these rock samples were taken as continuous chip samples from newly exposed bedrock along trench walls and road bases. Continuous chip samples ranged from 1 to 4 m in length and were sampled according to lithologic control. Select samples of quartz veins, distinct alteration and mineralization were included within the chip sample stream. Trenches and samples were photographed and have been catalogued in the computer database.

All rock samples were sent to Alaska Assay Labs located in Fairbanks Alaska.

1.2.5	Tsetsera Property, Mozambique

The Company concluded a Memorandum of Understanding (“MOU”) to enter into a joint venture with G S Minas E Refinaria Limitade (GSR) in Mozambique on July 11, 2007. The purpose of the Joint Venture

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

is to establish a gold exploration and mining business in Mozambique, whereby the company will have the exclusive right to explore all GSR’s properties.

The Company will have an 80% interest in the Joint Venture, and has committed to exploration expenditures of approximately US$2 million over a three year period on the Tsetsera Property, which is located 80 km south of Manica in Mozambique, and other properties over which GSR holds mineral rights.

Should any financing be required for the conducting of any mining activities, each of the parties shall contribute to such financing needs in proportion to their interests in the Joint Venture. Should GSR not be in a position to contribute such finance required by the Joint Venture in respect of any property or project, Great Basin shall have the right of first refusal to buy GSR’s remaining 20% share. The consideration payable in respect of the 20% share will be settled in either cash or Great Basin shares and the value will be based on resources reported at that time and valued at fair market price. GSR however will retain a 3% Net Smelter Royalty.

The Company will manage the Joint Venture and will be responsible for the day to day management of the exploration and other activities to be conducted.

GSR currently owns the 17 square km Tsetsera Property. The property was worked historically by artisanal miners, who crushed quartz vein material and panned gold from the fines. The artisinal miners have exposed over 985 ft (300 m) strike length of quartz veins, 5 to 60 cm in width, within a phyllite (strongly metamorphosed sediments). Rock samples taken during a field visit returned gold assay values between 0.22 g/t and 26.8 g/t from grab samples, and a chip sample across a 60 cm quartz vein returned 5.6 g/t Au. No other work has been completed on the property.

Field work started in July on the ground in Mozambique. Mapping and sampling of the surface exposures commenced and a total of 17.5 line kilometers have been mapped. A shear zone hosting the surface quartz vein showing was mapped out over a strike length of 2.5km.

Abundant inactive local workings were identified during the mapping. At least 4 steeply dipping quartz veins were identified and mapped out over 2,625 – 5,250 ft (800-1600 m) strike length that varies in width from 20cm to greater than 50cm. Representative samples were taken of the veins and results are pending.

A total of 25.6 line kilometers have been cut and cleared in anticipation of geophysical surveys. Soil sampling at 200 x 25m centres will be completed along the same cut lines. To date 44 rock samples have been taken from the surface.

All samples are being sent to ALS Chemex Labs in Johannesburg, RSA for analysis.

1.2.6	Rusaf Gold Limited, Tanzania

On June 13, 2007, the Company entered into an agreement with Rusaf Gold Ltd. (“Rusaf”) giving it the right to acquire approximately 40% of the fully diluted equity shares of Rusuf for total consideration of $12 million, payable $8 million cash and $4 million in Great Basin common shares. Rusaf is a Canadian registered exploration company, operating from Dar Es Salaam, Tanzania, with 100% owned subsidiary companies that hold prospecting rights to properties in Tanzania and Russia.

The transaction provided for three tranches of which the first tranche closed on June 13, 2007 with the

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

payment of $2,000,000 for 3,333,333 shares at $0.60 per share.

The second tranche of the purchase was subject to satisfaction of certain conditions, which were met on July 20, 2007 and enabled the Company to be issued 10,000,000 shares at a price of $0.60 per share for an aggregate payment in cash to Rusaf of $6,000,000. The third and final tranche, also subject to certain conditions being met, will enable the Company to acquire an additional 6,666,667 shares at a price of $0.60 per share to be paid by the issuance of Great Basin shares equal to the value of $4,000,000, based on the arithmetical average closing price of the GBG shares on the Toronto Stock Exchange for the twenty trading days immediately preceding receipt of the final shares.

1.2.7	Kryso Plc

In December 2006, the Company entered into a share purchase agreement to acquire common shares of Kryso Plc (“Kryso”), a mineral resources and exploration company exploring gold and precious metal deposits in Central Asia.

Kryso is a publicly traded company on the AIM market of the London Stock Exchange. Pursuant to the share purchase agreement, the Company purchased approximately 15% of the equity in Kryso with the purchase of 10,000,000 shares at 10 pence per share for a total payment of £1,000,000 ($2,274,649).

On July 11, 2007 the Company received 5,000,000 warrants from Kryso Resources Plc. The warrants are exercisable at a price of 15 pence for a common share of Kryso over two years. The exercise of the warrants required the approval of Kryso’s shareholders which was obtained at their shareholders meeting.

1.2.8	Market Trends

Overall, gold prices have been increasing for more than three years, and reached an average of US$604/oz in 2006. Although there was some volatility in the gold price in late 2006, which continued into early 2007, prices have increased since that time, averaging US$672/oz to the end of October 2007. Indicators are that gold prices will continue to be strong.

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

1.3	Selected Annual Information

In thousands of Canadian dollars, except per-share figures and number of shares. Small differences arise from rounding.

	As at and for the years ended
	December 31	December 31	December 31
	2006	2005	2004

Current assets	$35,158	$17,990	$17,839
Mineral properties	110,910	98,630	98,630
Other assets	3,851	69	65
Total assets	149,919	116,689	116,534

Current liabilities	1,331	700	752
Future income taxes and other liabilities	19,242	19,364	24,596
Shareholders equity	129,346	96,625	91,186
Total liabilities and shareholders’ equity	149,919	116,689	116,534

Working capital	33,827	17,290	17,087

Expenses
Exploration and development	8,007	3,885	7,691
Conference and travel	1,076	336	207
Financial advisory and finders' fees	–	–	106
Foreign exchange (gain) loss	(1,855)	(3,114)	2,410
Interest and other income	(1,278)	(480)	(506)
Legal, accounting and audit	541	503	282
Office and administration	3,639	1,222	894
Stock-based compensation – exploration	1,088	19	754
Stock-based compensation – office and administration	2,522	457	1,720
Shareholder communications	337	284	232
Trust and filing	234	86	226
Loss before the under noted and income taxes	14,311	3,198	14,016
Loss on disposal of fixed assets	1	–	–
(Gain) loss on sale of investments	(112)	193	–
Mark-to-market adjustment on investments	(212)	166	–
Loss before income taxes	13,988	3,557	14,016
Future income tax recovery	(2,372)	(1,993)	(1,850)
Loss for the year	$11,616	$1,564	$12,166

Basic and diluted loss per share	$0.11	$0.02	$0.14

Weighted average number of common shares
outstanding	104,514,077	91,908,700	85,370,853

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

1.4	Summary of Quarterly Results

In thousands of Canadian dollars, except per-share figures and number of shares. Small differences may arise due to rounding.

	Sept 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
	2007	2007	2007	2006	2006	2006	2006	2005
Current assets	74,871	102,735	30,768	35,158	39,989	42,570	16,985	17,990
Mineral properties	203,838	203,796	110,910	110,910	110,910	98,630	98,630	98,630
Other assets	25,796	10,290	4,238	3,851	1,408	141	96	69
Total assets	304,505	316,821	145,916	149,919	152,307	141,341	115,711	116,689

Current liabilities	3,158	3,048	3,307	1,331	1,064	965	516	700
Future income taxes and other
liabilities	36,311	38,325	17,255	19,242	15,355	14,675	19,964	19,364
Shareholders equity	265,036	275,448	125,354	129,346	135,888	125,701	95,231	96,625
Total liabilities and
shareholders’ equity	304,505	316,821	145,916	149,919	152,307	141,341	115,711	116,689

Working capital	71,713	99,687	27,461	33,827	38,925	41,605	16,469	17,290

Expenses (income)

Other revenue	(1,094)	(1,211)	-	-	-	-	-	-

Exploration and development	9,394	9,891	5,110	4,087	2,320	960	640	954
Accretion cost - ARO	9	10	10	-	-	-	-	-
Amortization	-	-	-	(15)	8	6	1	–
Conference and travel	596	264	216	406	169	302	200	184
Foreign exchange loss (gain)	2,397	623	(533)	750	(480)	(2,706)	580	118
Interest and other income	(971)	(800)	(352)	(412)	(467)	(254)	(145)	(130)
Legal, accounting and audit	263	297	149	176	131	128	106	157
Office and administration	2,604	2,652	1,251	1,203	953	913	570	233
Shareholder communications	158	85	61	75	64	109	89	47
Stock-based compensation
– exploration	348	202	226	221	238	493	136	27
Stock-based compensation
– office and administration	1,598	1,672	527	490	838	866	328	367
Trust and filing	64	121	93	130	7	11	86	7
Loss before under noted and
taxes	15,366	13,806	6,758	7,111	3,781	828	2,591	1,964
(Profit)/loss on fixed assets	(994)	-	-	1	–	–	–	–
Profit on sale of investments	-	-	-	(1)	(35)	(76)	–	–
Mark-to-market adjustments	-	-	-	1	–	(11)	(202)	121

Loss before taxes	14,372	13,806	6,758	7,112	3,746	741	2,389	2,085
Future income tax (recovery)
expense	(945)	(850)	(1,248)	1,326	(1,718)	(1,980)	–	(463)
Loss (income) for the period	13,427	12,956	5,510	8,438	2,028	(1,239)	2,389	1,622
Basic and diluted loss (income)
per share	$0.07	$0.08	$0.05	$0.07	$0.02	$(0.01)	$0.03	$0.02
Weighted average number of
common shares outstanding
(thousands)	180,963	166,044	113,610	112,967	111,308	99,627	93,870	92,318

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

1.5	Results of Operations

In April 2007, the Company purchased Hecla Mining Company’s (“Hecla”) 50% earn-in rights in the Hollister Development Block (“HDB”) project, resulting in the Company incurring 100% of the costs with regards to the development of HDB subsequent to that date. In light of the before-mentioned the Company experienced a significant increase in development expenses. Even though the Company’s costs have escalated, the expenses are still within the budget approved for the project.

For the three months ended September 30, 2007, the Company incurred a loss of $13,427,138 as compared to a loss of $2,027,780 in the third quarter of 2006. The loss is due mainly to higher exploration and development costs of $9,394,436 compared to $2,320,315 in the comparative quarter in 2006 due to development and exploration activities on its Burnstone Property and substantial expenditures for the HDB development. The $479,853 foreign exchange gain recognized in 2006 turned around to a foreign exchange loss of $2,396,788 due to a weaker South African Rand vis-à-vis the Canadian Dollar. Office and administration costs increased to $2,604,191 in the third quarter of 2007 compared to $953,443 in the third quarter of 2006, mainly due to additional administrative activities required to support the increased development activities as well as the management cost of the Nevada operations taken over from Hecla. The Company has also employed more staff, including executive personnel, since the third quarter of 2006, in its office in Johannesburg, South Africa. The Company recognized $1,945,645 in stock-based compensation expense during the three months ended September 30, 2007 compared to $1,075,818 in the comparable 2006 period. The higher loss was offset by increased interest income (September 2007 quarter - $970,756, September 2006 quarter - $466,994) due to the impact of higher cash balances on hand after the capital raising, and other revenue earned from the treatment of bulk samples from the Hollister property (September quarter - $1,094,493 and June 2007 quarter - $1,210,925).

Exploration and development costs, excluding stock-based compensation, were $3,556,656 (September 2006 – $1,581,235) for the Burnstone Property and $5,308,045 (September 2006 – $549,189) for the Hollister Property for the quarter ended September 30, 2007.

At the Hollister Property, the increase in exploration costs compared to the September 30, 2006 quarter is due to the Company progressing with its exploration program. The material expenses were $4,779,678 development costs, $935,751 for drilling (September 2006 – $57,261), $713,570 for environmental management (September 2006 – $122,282) which included water wells monitoring and water quality studies, $84,869 for geological costs (September 2006 – $172,771) and $89,735 for assays and analysis (September 2006 – $3,728).

Development cost incurred during the quarter at the Hollister Property consist of equipment rental and services ($1,229,367), surface infrastructure ($696,438), underground access and infrastructure ($1,108,700) and operational cost and site activities ($1,745,173).

At the Burnstone Property the focus remained on further exploration to expand and upgrade the mineral resources in Area 1 and Area 2 and the construction of the decline including surface infrastructure for the bulk sampling program and future mining activities. For the quarter ended September 30, 2007, total costs incurred for the bulk sampling program included surface infrastructure ($261,756), underground and access infrastructure ($669,926), establishment work ($98,637), equipment rental and services ($288,635), portal construction ($36,604) and operational costs ($873,301). Construction of the vertical shaft and metallurgical plant commenced during the quarter ended September 2007 at initial cost of $250,067 and $94,187 respectively. The main exploration costs incurred were for drilling (September

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

2007 – $506,596, September 2006 – $242,621) and amortization charges on site equipment (September 2007 - $216,647, September 2006 - $20,599).

In addition to activities at Burnstone and Hollister, a further $529,736 (September 2006 – $189,891) was incurred on other exploration activities. The increase is mainly due to the significant increase to $194,102 for the quarter ended September 2007 from $31,737 in the quarter ending September 2006 for drilling and the increase to $120,080 in geological expenditure from $44,480 in the three months ended September 2006. Costs were mainly incurred during the exploration in Alaska (Ganes Creek) and Mozambique. Other costs were in respect to the farms Roodepoort 598IR, Rietfontein 561IR and Rietbult Estates 505IR which are outlying portions within the greater option area of the Burnstone Property.

For the nine months ended September 30, 2007 the Company incurred a loss of $35,930,524, before income taxes and other items as compared to $7,199,600 reported in the comparative period of fiscal 2006, due mainly to the significant increase in exploration and development expenditure from $3,919,798 in 2006 to $24,395,147, an increase in stock based compensation to $4,573,649 from $2,899,149 and an increase in administrative cost of $4,072,488. The increase in loss was partially offset by the increase in interest earned (September 2007 - $2,122,865; September 2006 - $866,189) and the $2,305,418 revenue recognized from the treatment of the Hollister Bulk Samples during April and September 2007.

Of the exploration costs, excluding stock-based compensation, for the nine months ended September 30, 2007, $9,216,770 (2006 - $2,318,775) was spent on Burnstone and $14,419,892 (2006 - $703,291) was spent on Hollister. At Hollister the main costs were $10,258,719 for pre-production development, $2,173,503 for drilling, $882,779 for environmental (2006 - $167,200) and $283,495 for geological (2006 - $231,144). The exploration expenses also include costs incurred for site activities, mainly due to the establishment of site operations and expansion of the Winnemucca offices after the acquisition of Hecla Ventures Corp.

At Burnstone, the main exploration expenses for the nine months ended September 30, 2007 were costs of $6,723,602 incurred under the bulk sample project which commenced during the September 2006 quarter (2006 - $1,291,684) and $1,776,174 for drilling expenses (2006 - $252,304). Bulk sample costs consist of equipment rental and services ($816,668), surface infrastructure ($631,444), underground access and development ($1,640,900), establishment work ($337,021) and portal construction ($135,869).

As mentioned above, additional expenditure was incurred on exploration activities on properties adjacent to Burnstone as well as projects in Mozambique and Alaska. These costs decreased from $897,732 in the nine months ending September 30, 2006 to $758,486 for the nine months ended September 30, 2007.

1.6	Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company's access to exploration financing when the financing is not transaction-specific is always uncertain. There can be no assurance of continued access to significant equity funding in order for the Company to meet its planned business objectives.

On April 19, 2007 the Company completed a public offering of 57.5 million units at a price of $2.60 per unit, raising gross proceeds of $ 149,500,000. Each unit consisted of one common share and one-half of a common share purchase warrant of the company. The common shares and warrants comprising the units separated immediately upon the closing of the transaction.

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

Each whole purchase warrant entitles the holder thereof to purchase one common share of the company at a price of $3.50 per share until April 20, 2009. The fair value of the warrants has been estimated to be $15,194,000 based upon the Black Scholes option pricing model and the following assumptions:

Risk free interest rate	4%
Expected life	2 years
Expected volatility	55%
Expected dividends	Nil

The Company paid to the underwriters a commission of $9,870,000 and incurred other share issue costs of approximately $1,873,935 for net proceeds of approximately $137,756,065.

The net proceeds from this issuance were used to fund the purchase of Hecla Ventures Corp. as well as to fund the continuing exploration and development at the Hollister Development Block Project and for working capital.

On February 20, 2007 the Company entered into a share purchase agreement to buy Hecla Ventures Corp. which held certain tangible assets and the right under an earn-in agreement to acquire a 50% working interest in the Hollister Development Block, for a cash payment of US$45 million and the issuance of common shares of the Company to the value of US$15 million. The transaction was concluded on April 19, 2007 with 7,930,214 shares being issued at $2.48 each.

At September 30, 2007, the Company had working capital of approximately $72 million, which is sufficient to fund its exploration programs, operating costs and working capital for the next twelve months. The Company will need to raise additional funds to complete its Hollister and Burnstone developments.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations, other than maintenance payments on the mineral properties and routine office leases.

As part of the financing of the BEE transaction, done through Investec, GBG was allocated project funding to the value of R400 million with no hedging obligations attached to it. The Company is able to draw down this funding in two tranches of R200 million each. The term for each tranche of this funding facility is 7 years with quarterly repayments commencing 24 months after the first draw down. Interest will be capitalized and is payable on a quarterly basis at a rate of JIBAR plus a margin of 2.25% . These facilities will be used to fund the Burnstone Project as and when necessary.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7	Capital Resources

At September 30, 2007, Great Basin had working capital of approximately $72 million, as compared to $34 million at December 31, 2006. The Company has no debt.

At September 30, 2007, the Company had 181,522,268 common shares issued and outstanding. The total number of common shares issued and outstanding as at November 9, 2007 was 203,037,069.

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned by nine public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. During the nine months ended September 30, 2007, the Company paid HDI $794,300, compared to $1,272,309 during the same period in fiscal 2006, for these services.

The Company announced on September 27, 2007 that it had reached an agreement with HDI to terminate the services contract for a $350,000 termination fee, funded through the issue of 135,659 Great Basin common shares to HDI. Pending approval, the shares will be issued at $2.58, the 30 day volume weighted average price trading on the TSX proceeding August 31, 2007, which is the effective date of the cancellation of the agreement.

During the nine months ended September 30, 2007, the Company paid $23,191 (September 2006 –$108,617) to a private company owned by a director, for engineering and project management services at market rates.

The Company paid $104,300 (September 2006 – $196,510) during the nine months ended September 30, 2007 to a private company which has certain directors in common with the Company. The Company rents its premises from the private company pursuant to a cost-sharing arrangement with no profit element involved.

During the nine months ended September 30, 2007 the company provided bridge financing to its Black Economic Empowerment partner, Tranter Gold Pty Ltd.(Tranter Gold). The agreement was concluded in anticipation of the finalization of the BEE transaction and provided Tranter Gold with interest free bridging facilities until the date of the transaction. The bridging loan of $575,818 was settled in full on conclusion of the BEE transaction on October 1, 2007.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

(a)

the Company announced on October 1, 2007 that Tranter Burnstone (Proprietary) Limited ("Tranter Burnstone"), a subsidiary of Tranter Gold, subscribed for 812 new ordinary shares in Southgold Exploration (Proprietary) Limited ("Southgold"), a wholly-owned subsidiary of Great Basin Gold, for a purchase consideration of R260 million ($38 million) in cash, which, following the issue of allotment of the new Southgold shares, constituted 26% of the entire issued share capital of Southgold. Following the implementation of the Southgold subscription, Great Basin purchased the new Southgold shares from Tranter Burnstone in exchange for the issue by Great Basin of 19,938,650 new ordinary shares in Great Basin to Tranter Burnstone.

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

(b)

on October 9, 2007 the Company acquired an additional 1,908,429 shares in terms of a public placement undertaken by Kryso Resources Plc. This ensured that the company maintained its 15% shareholding in the issued share capital of Kryso. The shares were issued at 11.5 pence per share and the total consideration of GBP219,469 ($448,266) was settled in cash.

(c)

on September 27, 2007 the Company announced that it had reached an agreement with HDI to terminate the services contract for a $350,000 termination fee, funded through the issue of 135,659 Great Basin Gold common shares to HDI. Pending approval, the shares will be issued at $2.58, the 30 day volume weighted average price trading on the TSX proceeding August 31, 2007, which is the effective date of the cancellation of the agreement.

1.12	Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the most recent annual consolidated financial statements and a description of a change in accounting policy is set out in 1.13 of this document. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  the valuation of stock-based compensation expense, and
  the estimation of asset retirement obligations.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

(a)	Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves, which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the fair market value, based on the trading price of the shares at the agreement and announcement date, pursuant to the terms of the relevant agreement. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

(b)	Site reclamation costs (asset retirement obligations)

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

(c)	Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13	Changes in Accounting Policies including Initial Adoption

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

	(a)	Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

            Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

            All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

            Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

            Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

In accordance with this new standard, the Company has classified its financial instruments as follows:

            The Company’s investments in Kryso Plc. shares and warrants are classified as available-for-sale financial instruments. Such instruments are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time the investment is disposed of, gains or losses are included in loss for the period.
(b)	Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges as it has a policy of non-hedging.

(c)	Comprehensive Income (Loss) (Section 1530)

Comprehensive income (loss) is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income (loss)” until it is considered appropriate to recognize in net earnings. This standard requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

The following accounting policy was adopted during the nine months ended September 30, 2007:

(i)	Investment in associates

Associates are those entities in which the group has a material long term interest and in

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

respect of which the group exercises significant influence over operational and financial policies, normally owning between 20% and 50% of the voting equity, but which it does not control.

Investments in associates are accounted for by using the equity method of accounting and are initially recognized at cost. The company’s share of its associates’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. Cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

1.14	Financial Instruments and Other Instruments

Please refer to Section 1.13 above.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at November 9, 2007, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

		Exercise	Number
Equity type	Expiry date	price	granted	Total
Common shares				203,037,069

Share purchase options	December 20, 2007	$ 1.17	218,000
	December 19, 2008	$ 1.62	1,650,000
	March 31, 2009	$ 2.07	1,961,002
	March 31, 2009	$ 2.45	180,000
	April 30, 2009	$ 2.07	57,500
	April 30, 2009	$ 2.45	361,500
	October 23, 2009	$ 2.07	266,667
	April 18, 2010	$ 2.68	2,495,334
	December 31, 2010	$ 1.14	680,000
	April 30, 2011	$ 2.45	1,255,000
	November 8, 2011	$ 2.45	90,000
	April 18, 2012	$ 2.68	1,332,000
	July 5, 2010	$ 2.77	720,000
	August 22, 2010	$2.10	305,000
	September 4, 2010	$2.24	150,000
	September 11, 2010	$2.54	175,000	11,897,003

Warrants	July 18, 2008	ZAR12.90*	1,197,640
	April 20, 2009	$ 3.50	28,750,000
				29,947,640
Fully diluted shares				244,881,712

* - In February 2007, the exercise price of the warrants was changed from US$1.80 to the South African Rand equivalent on February 15, 2007, that being ZAR12.90.

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

1.15.3	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company’s disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date the Company carried out this evaluation.

During the nine months ended September 30, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.